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                            ARTICLES OF INCORPORATION
                                       OF
                             SPS TECHNOLOGIES, INC.


         ARTICLE I: Name. The name of the corporation is SPS Technologies, Inc.

         ARTICLE II: Registered Office. The location and post office address of the registered office of the corporation is Jenkintown Plaza, 101 Greenwood Avenue, Suite 470, c/o Office of General Counsel, Jenkintown, Montgomery County, Pennsylvania 19046.

         ARTICLE III: Corporate Purpose. The corporation shall have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may now or hereafter be incorporated under the Pennsylvania Business Corporation Law, as amended.

         ARTICLE IV: Term of Existence. The term for which the corporation is to exist is perpetual.

         ARTICLE V: Capital Stock.

               Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is 60,400,000 shares, consisting of 60,000,000 shares of Common Stock having a par value of $.50 per share and 400,000 shares of Preferred Stock having a par value of $1.00 per share. At 5:00 p.m. Eastern Daylight Savings Time on August 20, 1997


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(the "Effective Time"), each share of Common Stock, par value $1.00, then outstanding, and each share of Common Stock previously acquired by the Corporation which has not then been restored to the status of authorized and unissued shares, without further action by the Board of Directors, shall be converted into two shares of Common Stock, par value $.50.
               Section 2. Authority of Board of Directors to Fix Terms of Preferred Stock. The Board of Directors of the corporation is authorized to issue shares of Preferred Stock by resolution or resolutions, in one or more series, and with respect to each such series, to fix, by such resolution or resolutions, the number of shares of which it shall consist and its designations, preferences, conversion rights and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof.
               Section 3. Voting Rights. The voting power of the stock shall be vested in the holders of Common Stock, and in the holders of Preferred Stock to the extent provided by the resolution of the Board of Directors in issuing Preferred Stock.
               Section 4. Preemptive Rights. No holder of any stock of the corporation of any class, now or hereafter authorized, shall have any preemptive right to subscribe to additional shares of stock of the corporation of any class.

         ARTICLE VI: Duties and Liabilities of Directors and Officers.
               Section 1. Directors and Officers as Fiduciaries.



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A director or officer of the corporation shall stand in a fiduciary relation to the corporation and shall perform his or her duties as a director or officer, including his or her duties as a member of any committee of the Board of Directors upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his or her duties, a director or officer shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by one or more officers or employees of the corporation whom the director or officer reasonably believes to be reliable and competent with respect to the matters presented, counsel, public accountants or other persons as to matters that the director or officer reasonably believes to be within the professional or expert competence of such person, or a committee of the Board of Directors upon which the director or officer does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director or officer reasonably believes to merit confidence. A director or officer shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause his or her reliance to be unwarranted. Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or officer of the corporation or any failure to



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take any action shall be presumed to be in the best interests of the corporation.
               Section 2. Personal Liability of Directors. A director of the corporation shall not be personally liable, as such, for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys' fees and disbursements)) for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office under these Articles of Incorporation, the By-laws or applicable provisions of law and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
               Section 3. Personal Liability of Officers. An officer of the corporation shall not be personally liable, as such, to the corporation or its shareholders for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys' fees and disbursements)) for any action taken, or any failure to take any action, unless the officer has breached or failed to perform the duties of his or her office under these Articles of Incorporation, the By-laws or applicable provisions of law and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
               Section 4. Interpretation of Articles. The provisions of Sections 2 and 3 of this Article VI shall not apply



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to the responsibility or liability of a director or officer, as such, pursuant to any criminal statute or for the payment of taxes pursuant to local, state or Federal law. The provisions of this Article VI have been adopted pursuant to the authority of sections 204A(10) and 801B of the Pennsylvania Business Corporation Laws, shall be deemed to be a contract with each director or officer of the corporation who serves as such at any time while this article is in effect, and such provisions are cumulative of and shall be in addition to and independent of any and all other limitations on the liabilities of directors or officers of the corporation, as such, or rights of indemnification by the corporation to which a director or officer of the corporation may be entitled, whether such limitations or rights arise under or are created by any statute, rule of law, By-law, agreement, vote of shareholders or disinterested directors or otherwise. Each person who serves as a director or officer of the corporation while this Article VI is in effect shall be deemed to be doing so in reliance on the provisions of this Article. No amendment to or repeal of this Article VI, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall apply to or have any effect on the liability of alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officers occurring prior to such amendment, repeal or adoption of an inconsistent provision. In any action, suit or proceeding involving the application of the provisions of this Article VI, the party or parties challenging the right of a



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director or officer to the benefits of this Article shall have the burden of proof.

         ARTICLE VII: Reservation of Right to Amend. The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon shareholders are granted subject to this reservation, but the effect on the directors or officers of this corporation of any such amendment, alteration, change or repeal of the provisions of Article VI shall be governed by the provisions of that Article.